VIA EDGAR July 6, 2023 Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Karl Hiller, Branch Chief

Re:

Response to the Securities and Exchange Commission

Staff Comment dated March 21, 2023, regarding

NextSource Materials Inc.

Form 20-F for the Fiscal Year Ended June 30, 2022

Filed October 31, 2022

File No. 000-51151

Dear Sir/Madam:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the March 21, 2023 letter regarding the above-referenced Annual Report on Form 20-F (the “Form 20-F”) of NextSource Materials Inc. (the “Company”, “we,” or “our”) filed on October 31, 2022.

As we have discussed with the Staff, in the course of responding to Staff comments and preparing the Form 40-F, we determined that the Company inadvertently misidentified itself as a “non-accelerated filer” on its Form 20-F.  Upon reviewing the calculation to determine the Company’s filer status for the fiscal year ended June 2022, we determined the Company was an “accelerated filer”.  A consequence of the inadvertent misidentification is that the Company did not obtain an attestation report to its management’s assessment of the effectiveness of its internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act.

The Company cannot cure the failure to obtain and file an attestation report, but it will file the Form 40-F to address the comments from the Staff as noted below.  Further, the Form 40-F will identify the failure to obtain an attestation report and will note that its disclosure controls and procedures and its internal control over financial reporting for the year ended June 30, 2022 were not effective for the reasons set forth therein.

Following the filing of the amendment to its annual report on Form 40-F, the Company intends to file a Form 15 to suspend its reporting obligations under Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

July 5, 2023

Our response is as follows:

Form 20-F for the Fiscal Year Ended June 30, 2022

Reference, page 2

Staff Comment No. 1.

We note that you have not provided disclosures in the main body of your annual report on Form 20-F though have instead indicated an intention to incorporate-by-reference various exhibits to the same report for the prescribed content.

Under Rule 12b-23(e) of Regulation 12B, you would need to identify at the particular place where the information is required, the specific locations of the information that you wish to incorporate-by-reference, including not only the document where the information was originally filed or submitted, but also the specific location of the information within that document; and you may not incorporate-by-reference information in any case where doing so would render the disclosure incomplete, unclear, or confusing.

Under General Instruction C(a) to Form 20-F, would need to include the numbers and captions of all items and it should be clear which disclosures are being provided in response to each prescribed category of information.

We note that you have not identified the specific locations within the exhibits for any of the required content, have identified multiple exhibits for some items without any indication of the basis upon which disclosures are partitioned, and have not included all of the prescribed item numbers and captions within the exhibits or provided any other means within the exhibits of clearly associating content with specific item requirements.

Given these observations and the extent of incongruencies between the organization of content in your exhibits and the form item structure, it appears that you should amend your filing to include the required disclosures in the main body of the annual report.

Company’s Response:

As discussed with the Staff, the Company is a foreign private issuer that is eligible to file on an Annual Report on Form 40-F.  You have permitted the Company to file an amendment to its annual report on a Form 40-F.  This ability to use Form 40-F impacts the Company’s filing obligations, and that impact will be noted in our responses.  However, we will be addressing your substantive concerns that relate to the disclosure.  In connection with this accommodation, you requested that we provide to you an analysis of the Company’s eligibility to file a Form 40-F at the time of the initial filing on Form 20-F and currently.

In order to be eligible for Form 40-F, the aggregate market value of the public float of the Company’s outstanding equity shares must be US$75 million or more within 60 days prior to the date of filing.

Calculation as of May 15, 2023:

Outstanding Shares held by non-affiliates: 62,779,089

Price (reported on May 15, 2023 on the TSX, as converted to US):  US$1.51

Aggregate Market Value:  $94.8 million

July 5, 2023

Calculation Prior to Filing of Form 20-F on October 31, 2022:

Outstanding Shares held by non-affiliates: 62,779,089

Price (reported on November 1, 2022 on the TSX, as converted to US): US$1.75

Aggregate Market Value:  $109.8 million

The Company has also reviewed and confirmed that it met the other eligibility requirements of Form 40-F under General Instruction A(2) at the time of the initial filing of the Form 20-F as well as currently.

Exhibit 99.1

Mineral Development Projects, page 9

Staff Comment No. 2.

Please modify your disclosures as necessary to differentiate between your material properties and non-material properties in providing the summary and individual property disclosures that are required by Item 1303 and Item 1304 of Regulation S-K, which is applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

Please also describe the criteria that you applied in making the material vs. non-material determinations pursuant to Item 1301(c) of Regulation S-K.

Company’s Response:

In the body of the Form 40-F, we have identified which property the Company considers to be material.  The criteria used in the materiality determination is described in the body of the Form 40-F.

Staff Comment No. 3.

Please modify your filing to include the maps showing the locations of your mining properties to comply with Item 1303 (b)(1) and 1304(b)(1) of Regulation S-K.

Company’s Response:

The Company has reviewed the maps currently contained in the disclosure and believes they comply with the requirements on NI 43-101.  However, we have included additional maps in the body of the Form 40-F more reflective with the requirements of Subpart 1300 for the convenience of the reader even if not applicable to the Form 40-F.

July 5, 2023

Resource and Reserve Estimates, page 13

Staff Comment No. 4.

We note that you have disclosed estimates of resources and reserves and economic metrics for your Molo and Green Giant properties, although have not filed a technical report summary of a qualified person to support these disclosures with your annual report.

Please amend your filing to include the technical report summary that you have relied upon in preparing such disclosures to comply with Item 1302(b)(2) of Regulation S-K, which is applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

However, if you are unable to support the disclosures based on information and supporting documentation prepared by a qualified person, as defined in Item 1300 of Regulation S-K, you would need to remove the disclosures until appropriate documentation has been prepared and filed.

Company’s Response:

Please note that the mineral reserves and resources contained in the Company’s annual report are taken from the following technical reports prepared by independent, qualified persons in accordance with NI 43-101:

•

Molo Phase 2 Preliminary Economic Assessment dated April 27, 2022 and prepared by J.K. de Bruin Pr.Eng of Erudite Strategies (Pty) Ltd., J. Hancox of Caracle Creek International Consulting (Pty) Ltd., D. Subrumani of Caracle Creek International Consulting (Pty) Ltd., O. Peters of Metpro Management Inc., Pono Mogoera of Erudite Strategies (Pty) Ltd., H. Smit of Erudite Projects (Pty) Ltd., E.V. Heerden of EVH Consulting (Pty) Ltd., A. Marais of GCS Consulting (Pty) Ltd, and G. Stripp of Sound Mining (Pty) Ltd.

•	Green Giant Project, Fotadrevo, Province of Toliara, Madagascar, Technical Report Update NI 43-101. Prepared by AGP Mining Consultants” dated January 14, 2011.

As such, we consider the reserve and resource disclosure to be appropriate and in compliance with regulatory requirements for Form 40-F.

Staff Comment No. 5.

We note that you report combined estimates of resources and reserves which is contrary to the form requirements. Please modify your filing to report the resource and reserve estimates separately to comply with Item 1303(b)(3)(ii) of Regulation S-K.

Company’s Response:

The Company acknowledges that Subpart 1300 requires reserves to be reported separately from resources.  However, NI 43-101 permits resources to be reported inclusive of reserves and as a result, the disclosure is in compliance with the requirements of Form 40-F.

Staff Comment No. 6.

We note that you report inconsistent estimates of probable reserves in the tabulations on pages 13 and 20. If you are able to support your disclosures with an appropriate technical report summary, resolve this inconsistency. Otherwise, the disclosures should be removed.

Company’s Response:

The reference to probable reserves of 8.37 Mt on page 12 of the Annual Information Form was a typo, and should have been 8.27 Mt.  The total Proven and Probable tonnage of 22.44 Mt is correct.  We will be sure to correct this table in the Annual Information Form for the year ended June 30, 2023, and we have noted the typographical error and the correct number in the Form 40-F for the year ended June 30, 2022.

July 5, 2023

Staff Comment No. 7.

We note that you do not disclose a basket or weighted average price for the graphite products used in determining your estimates of resources and reserves; the associated metallurgical recoveries; or the operational costs and other parameters involved in establishing the economic cutoff grade.

Please modify your filing to include this information to comply with Item 1302(d)(2) of Regulation S-K, which is applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

This information should accompany your estimates of mineralization either in footnotes to the tabulations or in adjacent disclosures.

Company’s Response:

The Company acknowledges that this information would typically be included as a footnote to the tables under Subpart 1300, however, we note the metallurgical recovery percentage is discussed under “Metallurgical Test Work” on page 19 of the Annual Information Form. The remainder of the requested information is not required under NI 43-101 and the current disclosure does comply with the requirements of Form 40-F, however for the convenience of the reader we have included this information in the Form 40-F for the year ended June 30, 2022.

Staff Comment No. 8.

Please expand your disclosures to include the book values of material properties to comply with Item 1304 (b)(2)(iii) of Regulation S-K.

Company’s Response:

We acknowledge that this information is required by Subpart 1300, however, it is not required under NI 43-101 and the current disclosure does comply with the requirements of Form 40-F.

Staff Comment No. 9.

Please expand your disclosure to include a reconciliation between your estimates of resources and reserves as reported at the end of the most recently completed fiscal year and the end of the prior year to comply with Item 1304(e) of Regulation S-K.

Company’s Response:

We acknowledge that this information is required by Subpart 1300, however, it is not required under NI 43-101 and the current disclosure complies with the requirements of Form 40-F.

July 5, 2023

Exhibit 99.3

Battery Anode Facility (BAF), page 28

Staff Comment No. 10.

We note your disclosure of the April 12, 2021 binding partnership agreement for the construction of the BAF plants with certain Chinese and Japanese partners. Please file the partnership agreements as exhibits to comply with Item 19.4 of Form 20-F.

Company’s Response:

We acknowledge that this exhibit filing would likely be required for Form 20-F, however, it is not required for Form 40-F.

* * * * *

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at 416-364-4986 or either James Guttman at 416-367-7376 or Kimberley Anderson at 206-903-8803 of Dorsey & Whitney LLP, our outside legal counsel.

Sincerely,

NextSource Materials Inc.

/s/Marc Johnson
Marc Johnson
Chief Financial Officer

cc:	Kimberley Anderson, Dorsey & Whitney LLP
James Guttman, Dorsey & Whitney LLP